UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 62662/August 9, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13918

IN THE MATTER OF	:
	:
VIKONICS, INC.,	: ORDER MAKING FINDINGS AND
VISION TEN, INC.,	: REVOKING REGISTRATIONS BY
VIZACOM, INC.,	: DEFAULT AS TO SIX RESPON-
VOICEFLASH NETWORKS, INC.	: DENTS
(d/b/a THE DATAFLASH CORP.),	:
VOICEIQ, INC.	:
(n/k/a YOHO RESOURCES, INC.),	:
VOYUS, LTD., and	:
VSI HOLDINGS, INC.	:

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on June 1, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Commission delivered or attempted to deliver the OIP to Respondents by June 25, 2010, in a manner that complies with Rule 141(a) of the Commission's Rules of Practice. A timely Answer was received from VoiceIQ, Inc. (n/k/a Yoho Resources, Inc.) (Yoho Resources).[1] No Answers were received from the other six Respondents, and the time for filing Answers has expired.

I afforded the non-Answering Respondents an opportunity to show cause why they should not be held in default and why the registrations of their registered securities should not be revoked. No replies have been received, and the time for filing replies has also expired. Accordingly, the six non-Answering Respondents are in default. See Rules 155(a) and 220(f) of the Commission's Rules of Practice. As authorized by Rule of Practice 155(a), the following allegations of the OIP are deemed to be true.

---

[1] I subsequently held a telephonic prehearing conference with counsel for the Division of Enforcement and Yoho Resources. These two parties have filed cross-motions for summary disposition.

Vikonics, Inc. (CIK No. 814932) (Vikonics), is a dissolved New York corporation located in West Orange, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Vikonics is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended December 31, 2000, which reported a net loss of $82,323 for the prior three months. As of May 19, 2010, the company's stock (symbol VKSI) was traded on the over-the-counter markets.

Vision Ten, Inc. (CIK No. 848101) (Vision Ten), is a forfeited Delaware corporation located in Carlstadt, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Vision Ten is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2000, which reported a net loss of $71,064 for the prior six months.

Vizacom, Inc. (CIK No. 926331) (Vizacom), is a void Delaware corporation located in Great River, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Vizacom is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2002, which reported a net loss of over $8.77 million for the prior nine months. As of May 19, 2010, the company's stock (symbol VIZY) was traded on the over-the-counter markets.

VoiceFlash Networks, Inc. (d/b/a The DataFlash Corp.) (CIK No. 1022959) (VoiceFlash), is a dissolved Florida corporation located in Deerfield Beach, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). VoiceFlash is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended July 31, 2002. As of May 19, 2010, the company's stock (symbol VFNX) was traded on the over-the-counter markets.

Voyus, Ltd. (CIK No. 1116031) (Voyus), is a Bermuda corporation located in Hamilton, Bermuda, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Voyus is delinquent in its periodic filings with the Commission, having not filed any reports since it filed a Form 20-F for the period ended December 31, 2001, which reported a net loss of over $5.06 million for the prior twelve months.

VSI Holdings, Inc. (CIK No. 354611) (VSI Holdings), is a dissolved Georgia corporation located in Livonia, Michigan, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). VSI Holdings is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2002, which reported a net loss of over $3.9 million for the prior three months.

As discussed in more detail above, these six Respondents are delinquent in their periodic filings with the Commission and have repeatedly failed to meet their obligations to file timely periodic reports. They have also failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires domestic issuers to file quarterly reports. Rule 13a-16 requires foreign private issuers to furnish quarterly and other reports to the Commission under cover of Form 6-K if they make or are required to make the information public under the laws of the jurisdiction of their domicile or in which they are incorporated or organized; if they file or are required to file information with a stock exchange on which their securities are traded and the information was made public by the exchange; or if they distribute or are required to distribute information to their security holders.

As a result of the foregoing, these six Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 or 13a-16 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of the registered securities of Vikonics, Inc., Vision Ten, Inc., Vizacom, Inc., VoiceFlash Networks, Inc. (d/b/a The DataFlash Corp.), Voyus, Ltd., and VSI Holdings, Inc., are revoked;

IT IS FURTHER ORDERED THAT the proceeding remains ongoing as to Respondent VoiceIQ, Inc. (n/k/a Yoho Resources, Inc.); and

IT IS FURTHER ORDERED THAT the telephonic prehearing conference previously scheduled for October 1, 2010, is postponed until October 22, 2010, at 2:00 p.m., E.D.T., if the proceeding is still pending on that date.

_____
James T. Kelly
Administrative Law Judge